

September 27, 2011

Via Email

Jeffery A. Surges
Chief Executive Officer
Merge Healthcare Incorporated
200 East Randolph Street, 24th Floor
Chicago, Illinois 60601-6436

>   **Re: Merge Healthcare Incorporated**
>   **Registration Statement on Form S-4**
>   **Filed September 1, 2011**
>   **File No. 333-176640**

Dear Mr. Surges:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). With your next amendment, please submit a letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Exchange Offer

Purpose and Effect, page 28

2.	You state that the exchange offer will expire at 5:00 p.m., Eastern time, on the last day of a period of no less than at least twenty business days from the date you mail the notice of the exchange offer. Based upon the definition of the term "business day" contained in Exchange Act Rule 14d-1(g)(3), the minimum offering period must extend at least through midnight of the twentieth business day. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

3.	The last paragraph of this section states that the summary of certain provisions of the registration rights agreement "does not purport to be complete and is subject to, and is qualified in its entirety by reference to," all of the provisions of the registration rights agreement. Please revise to discuss all material provisions of the registration rights agreement and to remove the suggestion that your disclosure is not materially complete.

Expiration Date; Extensions; Amendments, page 31

4.	You state that you reserve the right to amend the terms of the offer. Please revise here and in the penultimate paragraph on page 31, to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 31

5.	In the first paragraph of this section, you state that you may determine whether certain offer conditions are satisfied, i.e., whether the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC. Offer conditions cannot be within the direct or indirect control of the bidder and must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise to include an objective standard, such as a standard of reasonableness, against which your discretion may be judged.

6.	In the first sentence of the fifth paragraph of this section, you state that the foregoing conditions are for your sole benefit and may be waived by you in whole or in part at any time and from time to time. In addition, the last sentence of the fifth paragraph states that each offer condition shall be deemed an ongoing right which may be asserted at any time and from time to time. Please revise to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "at any time and from time to time." That is, the triggering event and the corresponding determination of whether to assert or waive the condition must occur on or before expiration of the offer, and not after that time.

7.   When a condition is triggered and you decide to proceed with the offer anyway, your inaction constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, however, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

8.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform holders of securities how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Acceptance of Exchange Notes, page 33

9.   You state that you will determine in your "sole discretion" all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered old notes and withdrawal of the old notes tendered in the exchange offer, and that your determination will be "final and binding." We note similar language in your discussion of withdrawal rights in the last paragraph on page 35. Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3428 with any questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

Sincerely,

/s/ Evan S. Jacobson

Evan S. Jacobson
Attorney-Advisor

cc: Via Email
        Samuel C. Schlessinger, Esq.
        McDermott Will & Emery LLP